FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending October 8, 2003

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: October 8, 2003                                          By: Lorraine Day
                                                             ------------------
                                                                   LORRAINE DAY
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

                              Directors' Interests



I give below details of changes in interests in the Ordinary Share ADRs of GlaxoSmithKline plc (each ADR represents two Ordinary Shares) in respect of the under-mentioned Directors arising from the reinvestment of the dividend paid to Ordinary Share ADR holders on 2 October 2003 through the US Global BuyDirect Plan administered by The Bank of New York:


Mr D F McHenry          Beneficial interest in 0.2576 of an Ordinary Share ADR
                        purchased at a price of $43.95 per ADR.

Mr J H McArthur         Beneficial interest in 31.5458 Ordinary Share ADRs
                        purchased at a price of US$ 43.95 per ADR.


The Directors and the Company were advised of this information on 7 October
2003.

S M Bicknell
Company Secretary

8 October 2003

                              Directors' Interests


I give below details of changes in interests in the Ordinary Shares of GlaxoSmithKline plc in respect of the undermentioned Directors or connected persons, arising from the purchase of Ordinary Shares on 2 October 2003 under a Single Company ISA at a price of (pound)12.66 per Ordinary Share:

Mr J D Coombe                           4

Mrs G A Coombe                          4
  (wife of Mr J D Coombe)

Sir Peter Job                           6


The Company and Directors were advised of this information on 8 October 2003.




S M Bicknell
Company Secretary

8 October 2003